

November 14, 2011

<u>Via Facsimile</u>
Mr. Brett D. Mayer
Chief Executive Officer
Bingham Canyon Corporation
369 East 900 South, # 281
Salt Lake City, Utah 84111

> **Re:** **Bingham Canyon Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-31549**

Dear Mr. Mayer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 12

1. Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your independent accountant to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (February 27, 1986) through December 31, 2010 in addition to the annual periods already included. Please amend your Form 10-K accordingly. In addition, please note that since your predecessor independent accountant, Chisholm, Bierwolf, Nilson & Morrill, LLC, is no longer registered with PCAOB reliance on their work and making reference to their report is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant